UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CLEARWIRE CORPORATION
(Name of Issuer)

          Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

             18538Q105
(CUSIP Number)

           October 13, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index:  Page 9

SCHEDULE 13G

CUSIP No.: 18538Q105	Page 2 of 10 Pages

1.	Names of Reporting Persons. CHESAPEAKE PARTNERS MANAGEMENT CO., INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	13,840,269
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	13,840,269
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,840,269
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person: CO

SCHEDULE 13G

CUSIP No.: 18538Q105	Page 3 of 10 Pages

1.	Names of Reporting Persons. MARK D. LERNER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	13,840,269
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	13,840,269
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,840,269
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person: HC; IN

SCHEDULE 13G

CUSIP No.: 18538Q105	Page 4 of 10 Pages

1.	Names of Reporting Persons. TRACI LERNER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	13,840,269
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	13,840,269
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,840,269
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person: HC; IN

Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Clearwire Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1475 120th Avenue Northeast, Bellevue, WA 98005

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Chesapeake Partners Management Co., Inc. (“CPMC”);

ii)  Mark D. Lerner (“Mr. Lerner”); and

iii)  Traci Lerner (“Ms. Lerner”).

This statement related to Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership (“CPLP”), and Chesapeake Partners Master Fund Ltd., a Cayman Islands exempted company (“CPMF”).  CPMC serves as investment manager to each of CPLP and CPMF.  CPMC also serves as the General Partner of CPLP.  Mr. Lerner and Ms. Lerner are officers of CPMC.  In such capacity, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for the account of each of CPLP and CPMF.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of CPMC, Mr. Lerner and Ms. Lerner is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

Item 2(c).	Citizenship

i)   CPMC is a Maryland corporation;

ii)  Mr. Lerner is a citizen of the United States of America; and

iii)  Ms. Lerner is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

18538Q105

Page 6 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of October 13, 2011, each of the Reporting Persons was deemed the beneficial owner of 12,852,582 Shares. This amount consisted of (A) 2,307,390 Shares held for the account of CPLP and 4,136,722 Shares which the Reporting Persons would have been entitled to receive upon conversion of $29,288,000 of the Issuer’s 8.25% exchangeable notes held for the account of CPLP, and (B) 2,247,172 Shares held for the account of CPMF and 4,161,298 Shares which the Reporting Persons would have been entitled to receive upon conversion of $29,462,000 of the Issuer’s 8.25% exchangeable notes held for the account of CPMF.

As of December 2, 2011, each of the Reporting Persons may be deemed the beneficial owner of 13,840,269 Shares. This amount consists of (A) 2,538,353 Shares held for the account of CPLP and 4,378,953 Shares which the Reporting Persons would be entitled to receive upon conversion of $31,003,000 of the Issuer’s 8.25% exchangeable notes held for the account of CPLP, and (B) 2,509,547 Shares held for the account of CPMF and 4,413,416 Shares which the Reporting Persons would be entitled to receive upon conversion of $31,247,000 of the Issuer’s 8.25% exchangeable notes held for the account of CPMF.

Item 4(b)	Percent of Class:

As of October 13, 2011, each of the Reporting Persons was deemed the beneficial owner of approximately 5.0% of 256,799,945 Shares outstanding. (There were 248,501,925 Shares outstanding as of July 29, 2011, according to the Issuer’s quarterly report on Form 10-Q, filed August 4, 2011. Each of the Reporting Persons would have been deemed the beneficial owner of 8,298,020 Shares upon conversion of $58,750,000 of the Issuer’s 8.25% exchangeable notes. Pursuant to Rule 13d-3(d)(1)(i), for the purpose of calculating the beneficial ownership percentage herein, such Shares that each Reporting Person would have been entitled to receive upon conversion were added to the Issuer's number of Shares outstanding, for a total of 256,799,945 Shares.)

As of December 2, 2011, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.4% of 258,498,069 Shares outstanding. (There were 249,705,700 Shares outstanding as of October 31, 2011, according to the Issuer’s quarterly report on Form 10-Q, filed on November 3, 2011. Each of the Reporting Persons would be deemed the beneficial owner of 8,792,369 Shares upon conversion of $62,250,000 of the Issuer’s 8.25% exchangeable notes. Pursuant to Rule 13d-3(d)(1)(i), for the purpose of calculating the beneficial ownership percentage herein, such Shares that each Reporting Person would be entitled to receive upon conversion have been added to the Issuer's number of Shares outstanding, for a total of 258,498,069 Shares.)

Item 4(c)	Number of Shares of which such person has:

CPMC, Mr. Lerner and Ms. Lerner:

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	13,840,269

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	13,840,269

Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Certain funds listed in Item 2(a) have the right to receive dividends from, and proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

MARK D. LERNER

/s/ Mark D. Lerner

TRACI LERNER

/s/ Traci Lerner

December 6, 2011

Page 9 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	10

Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Class A Common Stock of Clearwire Corporation, dated as of December 6, 2011, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

CHESAPEAKE PARTNERS MANAGEMENT CO., INC.

By: /s/ Mark D. Lerner
Name: Mark D. Lerner
Title: Vice President

MARK D. LERNER

/s/ Mark D. Lerner

TRACI LERNER

/s/ Traci Lerner

December 6, 2011